Exhibit 99.1

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name

RADIOPHARM THERANOSTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Tuesday January 21, 2025

The +securities to be quoted are:

Other

Please refer to the response to Q2.3d for further information about the type of securities to be quoted and the circumstances of the issue.

In connection to the Lantheus placement as announced on 10 January 2025.

Total number of +securities to be quoted

		Number of +securities to
ASX +security code	Security description	be quoted	Issue date
RAD	ORDINARY FULLY PAID	133,333,333	20/01/2025

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

RADIOPHARM THERANOSTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number

ACN	647877889

1.3 ASX issuer code

RAD

1.4 The announcement is

New announcement

1.5 Date of this announcement

21/1/2025

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Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

Other

Please refer to the response to Q2.3d for further information about the type of securities to be quoted and the circumstances of the issue.

2.2 The +class of +securities to be quoted is:

Additional +securities in a class that is already quoted on ASX (“existing class”)

2.3c Have these +securities been offered under a +disclosure document or +PDS?

No

2.3d Please provide any further information needed to understand the circumstances in which you are applying to have these +securities quoted on ASX, including why the issue of the +securities has not been previously announced to the market in an Appendix 3B

In connection to the Lantheus placement as announced on 10 January 2025.

2.4 Any on-sale of the +securities to be quoted within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

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Appendix 2A - Application for quotation of securities

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Additional +securities to be quoted in an existing class

ASX +security code and description

RAD : ORDINARY FULLY PAID

Issue date

20/1/2025

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

Issue details

Number of +securities to be quoted

133,333,333

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.06000000

Any other information the entity wishes to provide about the +securities to be quoted

In connection to the Lantheus placement as announced on 10 January 2025.

The purpose(s) for which the entity is issuing the securities

To raise additional working capital

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Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

Total number of +securities
ASX +security code and description	on issue
RADO : OPTION EXPIRING 30-NOV-2026	79,352,040
RAD : ORDINARY FULLY PAID	2,333,980,142
RADOA : OPTION EXPIRING 24-AUG-2026	818,890,534

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

Total number
ASX +security code and description	of +securities on issue
RADAK : OPTION EXPIRING 01-JUN-2027 EX $0.60	1,666,500
RADAE : OPTION EXPIRING 25-NOV-2025 RESTRICTED	5,700,006
RADAN : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	209,316,866
RADAJ : OPTION EXPIRING 01-JUL-2027 EX $0.17	13,137,976
RADAF : OPTION EXPIRING 25-NOV-2026 RESTRICTED	8,666,678
RADAG : OPTION EXPIRING 25-NOV-2026 EX $0.60	5,066,672
RADAH : OPTION EXPIRING 22-DEC-2025 EX $0.60	400,000
RADAI : OPTION EXPIRING 27-MAY-2027 EX $0.60	740,000
RADAP : OPTION EXPIRING 24-APR-2028 EX $0.09	8,955,224
RADAAA : OPTION EXPIRING 24-FEB-2025 EX $0.05	149,925,040

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Appendix 2A - Application for quotation of securities

Part 5 - Other Listing Rule requirements

5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1?

No

5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

No

5.2b Are any of the +securities being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

No

5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

Yes

5.2c.1 How many +securities are being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A?

133,333,333 ordinary shares

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